UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 001-33768

CNINSURE INC.

21/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CNINSURE INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.

	By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Chief Executive Officer

Date: September 29, 2008

Exhibit 99.1

CNinsure Appoints New Independent Director to The Board

GUANGZHOU, September 26 — CNinsure Inc. (Nasdaq: CISG), a leading independent insurance intermediary company operating in China, today announced the appointment of Mengbo Yin, a university professor of finance, to its Board of Directors (“Board”) and its Audit Committee, as a new independent director, replacing Mr. Peng Ge, who has been an executive director of CNinsure and a member of Audit Committee since August 2007. The appointment and resignation are effective immediately. After resigning from the Board, Mr. Ge will continue to serve as Chief Financial Officer of CNinsure.

With this change, CNinsure has gained compliance with Nasdaq Marketplace Rules 4350 (c) (1) and 4350 (d) (2), which require that a majority of the company’s Board of Directors be independent and that the Audit Committee be composed of at least three members, each of whom must be independent directors. CNinsure’s Board of Directors now comprises of seven members including four independent and three non-independent directors, and its Audit Committee is composed of three independent directors.

The new independent director, Professor Yin is a Ph.D advisor at Southwestern University of Finance and Economics (SUFE), where he also serves as head of the university’s Postgraduate Department since 2007. Previously, he was the dean of the School of Finance at SUFE from 1996 until 2007. Professor Yin received his master degree and P.H.D degree in Finance from Southwestern University of Finance and Economics. Mr. Yin’s academic career as a financial scholar spans 25 years, with over 80 articles published in major publications and involvement in over six key research projects.

“We are very delighted to welcome Professor Yin to our Board. His deep insights in the development of China’s financial market will be a valuable asset for CNinsure as we continue to explore new market opportunities”, Mr. Yinan Hu, CNinsure’s Chairman and Chief Executive Officer, stated, “This appointment is an importance step towards CNinsure’s full compliance with Nasdaq listing requirements, which we believe will further improve our corporate governance for the long term benefits of both CNinsure and our shareholders.”

About CNinsure Inc.

CNinsure is a leading independent insurance agency and brokerage company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in Chinese insurance industry, and its ability to compete effectively against its competitors. All information provided in this press release is as of September 26, 2008, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Phoebe Meng

Investor Relations Officer

Tel: +86-20-61222777

Email: mengyf@cninsure.net

Oasis Qiu

Investor Relations

Tel: +86-20-61222777-850

Email: qiusr@cninsure.net